Lincoln Financial Group 1301 S. Harrison Street Fort Wayne, IN 46801

November 12, 2025

Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Lincoln Variable Insurance Products Trust (the “Registrant”)

   (File Number: 811-08090)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, the Registrant hereby files with the Securities and Exchange Commission certain information concerning its bonding coverage for officers and employees of the Registrant.

This filing contains the following exhibits:

A.	A copy of the current bond;

B.	A copy of the resolution of a majority of the Board of Trustees, including a majority of the Board of Trustees who are not “interested persons”, approving the form and amount of the bond;

C.	A statement as to the current period for which premiums have been paid.

Sincerely,

/s/James Hoffmayer
James Hoffmayer
Chief Accounting Officer

October 28, 2025	Fidelity / Crime Division
28 Liberty Street Ste 3610, Ste 3610
Colleen Nitowski	NEW YORK, NY 10005
Willis Towers Watson Northeast, Inc.	www.CrimeInsurance.com
200 Liberty Street	2125100117
New York, NY 10006

Re:	Lincoln Variable Insurance Products Trust
Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear Colleen,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. Please consider this letter as our invoice.

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED:	Lincoln Variable Insurance Products Trust

ADDRESS:	1301 S Harrison Street Fort Wayne, IN 46802

BOND NUMBER:	FS 5858703 19

EFFECTIVE DATES:	12:01 A.M. on October 31, 2025 to 12:01 A.M. on October 31, 2026

ISSUING COMPANY:	Great American Insurance Company
A.M. Best Rated “A+” (Superior) Class XV Standard & Poor’s Rated “A+” (Strong) Admitted in all 50 States & Canada

POLICY FORM:	Standard Great American Investment Company Bond (Ed. 11/16) Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT

A - Fidelity	$ 3,500,000	$ 0

B - On Premises	$ 3,500,000	$ 50,000

C - In Transit	$ 3,500,000	$ 50,000

D - Forgery or Alteration	$ 3,500,000	$ 50,000

E - Securities	$ 3,500,000	$ 50,000

F - Counterfeit Currency	$ 3,500,000	$ 50,000

G - Stop Payment	$ 100,000	$ 5,000

H - Uncollectable Items of Deposit	$ 100,000	$ 5,000

I - Audit Expense	$ 100,000	$ 5,000

J - Telefacsimile Transmissions	$ 3,500,000	$ 50,000

K - Unauthorized Signatures	$ 100,000	$ 5,000

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INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT

L - Computer Systems	$ 3,500,000	$ 50,000

M - Automated Phone Systems	$ 3,500,000	$ 50,000

N - Fraudulent Transfer Instructions	$ 3,500,000	$ 50,000

TOTAL PREMIUM:	$ 7,100

COMMISSION PAYABLE:	0%	(Commission Payable on Total Premium)

NET PREMIUM DUE: FORMS:	$ 7,100.00	(Due Within 45 Days of the Effective Date)

SEQ	FORM #	DESCRIPTION

1	0790FIC	Great American Insurance Fidelity & Crime Policy Cover

2	SDM683	Important Notice Fidelity Crime Division Claims

3	SDM706	Important Notice Indiana - To Obtain Information Or To Make A Complaint

4	FI7510	Investment Company Bond Dec Page Insured’s Offices Not Covered N/A

5	FI7511	Investment Company Bond Insuring Agreements

6	FI8801	Forms and Riders Schedule

7	FI7344

General Rider - REVISION TO INSURING AGREEMENTA A

It is agreed that:

1. The attached Bond is amended by deleting the wording of Insuring Agreement (A) entitled “FIDELITY” and replacing it with the following:

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a) to cause the Insured to sustain such loss; or

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pension or other employee benefits earned in the normal course of business.

8	FI7344	General Rider - INSURED It is agreed that: 1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

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SEQ	FORM #	DESCRIPTION

Lincoln Hedged Nasdaq-100 Fund

Lincoln Hedged S&P 500 Conservative Fund 4

Lincoln Hedged S&P 500 Fund 4

Lincoln Opportunistic Hedged Equity Fund

LVIP AllianceBernstein Large Cap Growth Fund

LVIP American Balanced Allocation Fund

LVIP American Century Balanced Fund

LVIP American Century Capital Appreciation Fund

LVIP American Century Disciplined Core Value Fund

LVIP American Century Inflation Protection Fund

LVIP American Century International Fund

LVIP American Century Large Company Value Fund

LVIP American Century Mid Cap Value Fund

LVIP American Century Select Mid Cap Managed Volatility Fund

LVIP American Century Ultra Fund

LVIP American Century Value Fund

LVIP American Global Balanced Allocation Managed Risk Fund

LVIP American Global Growth Allocation Managed Risk Fund

LVIP American Global Growth Fund

LVIP American Global Small Capitalization Fund

LVIP American Growth Allocation Fund

LVIP American Growth Fund

LVIP American Growth-Income Fund

LVIP American Income Allocation Fund

LVIP American International Fund

LVIP American Preservation Fund

LVIP Baron Growth Opportunities Fund

LVIP BlackRock Dividend Value Managed Volatility Fund

LVIP BlackRock Global Allocation Fund

LVIP BlackRock Global Allocation Managed Risk Fund

LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund

LVIP BlackRock Inflation Protected Bond Fund

LVIP BlackRock Real Estate Fund

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund

LVIP Blended Large Cap Growth Managed Volatility Fund

LVIP Blended Mid Cap Managed Volatility Fund

LVIP Channing Small Cap Value Fund

LVIP ClearBridge Franklin Select Large Cap Managed Volatility Fund

LVIP Dimensional International Core Equity Fund

LVIP Dimensional International Equity Managed Volatility Fund

LVIP Dimensional U.S. Core Equity 1 Fund

LVIP Dimensional U.S. Core Equity 2 Fund

LVIP Dimensional U.S. Equity Managed Volatility Fund

LVIP Fidelity Institutional AM Select Core Equity Managed Volatility Fund

LVIP Franklin Templeton Global Equity Managed Volatility Fund

LVIP Franklin Templeton Multi-Factor Emerging Markets Equity Fund

LVIP Franklin Templeton Multi-Factor International Equity Fund

LVIP Franklin Templeton Multi-Factor Large Cap Equity Fund

LVIP Franklin Templeton Multi-Factor SMID Cap Equity Fund

LVIP Global Aggressive Growth Allocation Managed Risk Fund

LVIP Global Conservative Allocation Managed Risk Fund

LVIP Global Growth Allocation Managed Risk Fund

LVIP Global Moderate Allocation Managed Risk Fund

LVIP Government Money Market Fund

LVIP Invesco Select Equity Income Managed Volatility Fund

LVIP JPMorgan Core Bond Fund

LVIP JPMorgan High Yield Fund

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SEQ	FORM #	DESCRIPTION

LVIP JPMorgan Mid Cap Value Fund

LVIP JPMorgan Retirement Income Fund

LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund

LVIP JPMorgan Small Cap Core Fund

LVIP JPMorgan U.S. Equity Fund

LVIP Loomis Sayles Global Growth Fund

LVIP Macquarie Bond Fund

LVIP Macquarie Diversified Floating Rate Fund

LVIP Macquarie Diversified Income Fund

LVIP Macquarie High Yield Fund

LVIP Macquarie Limited-Term Diversified Income Fund

LVIP Macquarie Mid Cap Value Fund

LVIP Macquarie SMID Cap Core Fund

LVIP Macquarie Social Awareness Fund

LVIP Macquarie U.S. Growth Fund

LVIP Macquarie U.S. REIT Fund

LVIP Macquarie Value Fund

LVIP Macquarie Wealth Builder Fund

LVIP MFS International Equity Managed Volatility Fund

LVIP MFS International Growth Fund

LVIP MFS Value Fund

LVIP Mondrian Global Income Fund

LVIP Mondrian International Value Fund

LVIP Multi-Manager Global Equity Managed Volatility Fund

LVIP PIMCO Low Duration Bond Fund

LVIP SSGA Bond Index Fund

LVIP SSGA Conservative Index Allocation Fund

LVIP SSGA Emerging Markets Equity Index Fund

LVIP SSGA Global Tactical Allocation Managed Volatility Fund

LVIP SSGA International Index Fund

LVIP SSGA International Managed Volatility Fund

LVIP SSGA Large Cap Managed Volatility Fund

LVIP SSGA Mid-Cap Index Fund

LVIP SSGA Moderate Index Allocation Fund

LVIP SSGA Moderately Aggressive Index Allocation Fund

LVIP SSGA NASDAQ-100 Index Fund

LVIP SSGA S&P 500 Index Fund

LVIP SSGA Short-Term Bond Index Fund

LVIP SSGA Small-Cap Index Fund

LVIP SSGA SMID Cap Managed Volatility Fund

LVIP Structured Conservative Allocation Fund

LVIP Structured Moderate Allocation Fund

LVIP Structured Moderately Aggressive Allocation Fund

LVIP T. Rowe Price 2020 Fund

LVIP T. Rowe Price 2030 Fund

LVIP T. Rowe Price 2040 Fund

LVIP T. Rowe Price 2050 Fund

LVIP T. Rowe Price 2060 Fund

LVIP T. Rowe Price Structured Mid-Cap Growth Fund

LVIP U.S. Aggressive Growth Allocation Managed Risk Fund

LVIP U.S. Growth Allocation Managed Risk Fund

LVIP Vanguard Bond Allocation Fund

LVIP Vanguard Domestic Equity ETF Fund

LVIP Vanguard International Equity ETF Fund

LVIP Wellington Capital Growth Fund

LVIP Wellington SMID Cap Value Fund

LVIP Western Asset Core Bond Fund

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SEQ	FORM #	DESCRIPTION

9	FI7344

General Rider - EXCLUDE ALL NON-FUNGIBLE TOKENS

In consideration of the premium charged, it is agreed that the Bond is amended as follows:

1. This Rider amends Exclusions to include the following:

It is agreed that this Bond does not afford coverage under any of the Insuring Agreements for any loss, damage, claim, occurrence, or suit that arises out of, is in any way related to, or involves, in whole or in part, any Non-Fungible Token. All coverage for Non-Fungible Tokens is excluded from all Insuring Agreements.

2. Definitions is amended to include:

Non-Fungible Token, also known as “NFT,” means any unique digital identifier connected to any digital ledger technology which may be used to certify authenticity or ownership of anything, including but not limited to any digital, tangible, or intangible item, but cannot be substituted or exchanged for any similar item. However, the definition of Non-Fungible Token does not mean or include Cryptocurrency.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

10	FI7344

General Rider - CONFIDENTIAL INFORMATION

It is agreed that:

1. CONDITIONS AND LIMITATIONS, Section 2. Exclusions is amended to include:

Confidential Information:

Loss resulting from:

Theft, disappearance, destruction, disclosure, access, download, or use of any personal or confidential information including, but not limited to, social security, driver’s license, or other similar information, health information, credit information, credit card information, banking information, financial information, trade secrets, patents, processing methods, customer lists, intellectual property, or any other non-public personal or confidential information, unless such theft, disappearance, destruction, or disclosure subsequently results in a direct loss that is otherwise covered under one or more Insuring Agreements of this Bond.

For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot itself be the Property transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

11	FI7344

General Rider - DESTRUCTION OF DATA OR PROGRAMS BY HACKER

It is agreed that:

1. The attached Bond is amended to include the following additional Insuring Agreement:

Loss resulting directly from the malicious destruction of, or damage to. Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been

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SEQ	FORM #	DESCRIPTION

furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definitions:

“Electronic Data” means facts or information converted to a form usable in a Computer System by computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2. The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

12	FI7344

General Rider - DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

It is agreed that:

1. The attached Bond is amended to include the following additional Insuring Agreement:

Loss resulting directly form the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System that is owned or operated by those named as Insured if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The Liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs, which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Additional Definition:

“Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks or optical storage disks or other bulk media.

2. The Limit of Liability for coverage provided by this Rider shall be $3,500,000.

3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $50,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

13	FI7344	General Rider - REVISION OF SECTION 13, TERMINATION OF AN EMPLOYEE It is agreed that: 1. The fifth paragraph of Section 13-“Termination” of the Conditions and Limitations, is deleted in

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SEQ	FORM #	DESCRIPTION

its entirety and replaced with the following:

This Bond shall terminate as to any Employee

(a) as soon as any director or officer of the Insured not in collusion with such person, learns of a dishonest or fraudulent act committed by such person involving Money, Securities or other Property valued at $5,000 or more at any time, whether in the employment of the Insured or otherwise, whether or not the type covered under Insuring Agreement (A), against the Insured or any person or entity, without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

2. All other Terms and Conditions of the attached Investment Company Bond remain unchanged.

14	FI7504	Newly Created Investment Companies Rider Number: 8

15	FI7506	Insuring Agreement (L) Computer Systems Rider Number: 9 Limit of Liability: 3,500,000 Deductible Amount: 50,000

16	FI7507	Insuring Agreement (M) Automated Phone Systems Rider Number: 10 APS Equipment Access Limitation: N/A

17	FI7516	Fraudulent Transfer Instructions Rider Number 11 Call-back Verification Threshold Amount 50,000

18	IL7125	Named Insured Endorsement

19	IL7324	Global Sanction Endorsement

20	FI7341	In-Witness Clause

SUBJECTIVITIES:

No subjectivities are required. File is current.

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:	If you are using overnight mail:

Great American Insurance Group	PNC Bank c/o Great American Insurance Group
3561 Solutions Center	Lockbox Number 773561
Chicago, IL 60677-3005	350 East Devon Avenue
Itasca, IL 60143

Please feel free to contact me with any questions. Thank you for the opportunity to provide terms on this account!

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Best Regards,

Everton Barrington

Senior Financial Products Underwriter

2125100117

ebarrington@gaig.com

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured’s claim history or risk exposure, or which could change the Company’s underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.

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LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

Board of Trustees Meeting

October 23, 2025

Resolution No. 2

Approval of Fidelity Bond Coverage

WHEREAS, Management has recommended that the Board of Trustees (the “Board”) of Lincoln Variable Insurance Products Trust (the “Trust”), approve for the Trust and its series Funds (the “Funds”) the coverage under a fidelity bond issued by Great American Insurance Group (the “Bond”) for the twelve-month period from October 31, 2025 through October 31, 2026; and

WHEREAS, The Board, in evaluating the Bond and each Fund’s premium allocation, has considered relevant factors, including without limitation:

(a)    the value of the aggregate assets of the Funds,

(b)    the type and terms of the arrangements made for the custody and safekeeping of such assets,

(c)    the nature of the securities and other assets in the Funds’ respective portfolios,

(d)    the number of other parties named as insureds,

(e)    the nature of the business activities of such other parties,

(f)  the amount of the Bond,

(g)    the amount of the premium for the Bond,

(h)    the ratable allocation of the premium among all parties named as insureds, and

(i)  the extent to which the share of the premium allocated to each Fund is less than the premium which such Fund would have had to pay if it had provided and maintained a single insured bond.

NOW, THEREFORE, BE IT RESOLVED, That the Board hereby determines that it is in the best interest of the Trust and each Fund to participate in the coverage under the Bond and that the proposed premium allocation to the Trust and each Fund is fair and reasonable based upon relevant factors;

RESOLVED FURTHER, That the Board, including a majority of those Trustees who are not “interested persons” of the Trust within the meaning of such term as set forth in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby approves the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by the Trust and each Fund, effective October 31, 2025;

RESOLVED FURTHER, That the officers of the Trust be and hereby are authorized and directed to cause such Trust and its Funds to participate, effective October 31, 2025, in the Bond in the aggregate amount of $3,500,000; and

RESOLVED FURTHER, That the officers of the Trust are hereby authorized and directed to sign the agreement, to make the filings, and to give the notices, required of such Trust by Rule 17g-1 under the 1940 Act.

Remit via Standard US Mail:
Willis Towers Watson Northeast, Inc. Church Street, P.O. Box 4557 New York, NY 102494557 (212) 915-8888

INVOICE		No. 4171787
	Due Upon Receipt
Account Code	Total Due	Date
LINCNAT-02	$337,186.45	11/3/2025

Site ID:

***COMPETITIVE, FLEXIBLE PREMIUM FINANCING OPTIONS MAY BE AVAILABLE UPON REQUEST. PLEASE CONTACT YOUR WTW REPRESENTATIVE. (EXCLUDES SURETY) ***

Lincoln Variable Insurance Products Trust

1301 S. Harrison St

Fort Wayne, IN 46802

Please return this portion with your payment

Make checks payable to:  Willis Towers Watson Northeast, Inc.

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

26240338	10/31/2025	01-233-61-06	AIG Specialty Insurance Company	$110,858.00
	Renewal Business		10/31/2025 to 10/31/2026
	LVIP Fund D&O/E&O - $10M

26240348	10/31/2025	01-233-61-06	Indiana Department of Insurance	$2,771.45
	Surplus Lines Tax		10/31/2025 to 10/31/2026
	LVIP Fund D&O/E&O - $10M

			Sub-Total:	$113,629.45

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

26240388	10/31/2025	10 DC 0690885-25	Twin City Fire Insurance Company	$64,715.00
	Renewal Business		10/31/2025 to 10/31/2026
	LVIP Fund D&O/E&O 1st Excess - $10M xs $10M

			Sub-Total:	$64,715.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

26240439	10/31/2025	EOC 1285012-06	Zurich American Insurance Company	$40,000.00
	Renewal Business		10/31/2025 to 10/31/2026
	LVIP Fund D&O/E&O 6th Excess - $10M xs $55M

			Sub-Total:	$40,000.00

11/3/2025	Lincoln National Corporation Invoice No. 4171787	Page	1 of 3

Willis Towers Watson (hereafter referred to as “WTW”) is a member of a major international group of companies. In addition to the compensation received by WTW from insurers for placements of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesalers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by WTW’ corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to clients under their separate contracts with insurers or reinsurers. The compensation that will be paid to WTW will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business WTW provides to the insurer or the profitability of insurance contracts WTW provides to the insurer also may affect compensation. Upon request, WTW will provide you with additional information about the compensation WTW expects to receive based in whole or in part on your purchase of insurance.

Remit via Standard US Mail:
Willis Towers Watson Northeast, Inc. Church Street, P.O. Box 4557 New York, NY 102494557 (212) 915-8888

INVOICE		No. 4171787
	Due Upon Receipt
Account Code	Total Due	Date
LINCNAT-02	$337,186.45	11/3/2025

Site ID:

***COMPETITIVE, FLEXIBLE PREMIUM FINANCING OPTIONS MAY BE AVAILABLE UPON REQUEST. PLEASE CONTACT YOUR WTW REPRESENTATIVE. (EXCLUDES SURETY) ***

Lincoln Variable Insurance Products Trust

1301 S. Harrison St

Fort Wayne, IN 46802

Please return this portion with your payment

Make checks payable to:  Willis Towers Watson Northeast, Inc.

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

26240429	10/31/2025	IAX1000057-01	Arch Insurance Company	$35,000.00
	Renewal Business		10/31/2025 to 10/31/2026
	LVIP Fund D&O/E&O 4th Excess - $10M xs $40M

			Sub-Total:	$35,000.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

26240420	10/31/2025	USF05488425	Allianz Global Risks US Insurance Company	$35,000.00
	Renewal Business		10/31/2025 to 10/31/2026
	LVIP Fund D&O/E&O 3rd Excess - $10M xs $30M

			Sub-Total:	$35,000.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

26240408	10/31/2025	XMF2510913	Freedom Specialty Insurance Company	$41,742.00
	Renewal Business		10/31/2025 to 10/31/2026
	LVIP Fund D&O/E&O 2nd Excess - $10M xs $20M

			Sub-Total:	$41,742.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

26240469	10/31/2025	FF 5858703 19	Great American Insurance Company	$7,100.00
	Renewal Business		10/31/2025 to 10/31/2026
	Lincoln Variable - FI Bond (ICAP)

11/3/2025	Lincoln National Corporation Invoice No. 4171787	Page	2 of 3

Willis Towers Watson (hereafter referred to as “WTW”) is a member of a major international group of companies. In addition to the compensation received by WTW from insurers for placements of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesalers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by WTW’ corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to clients under their separate contracts with insurers or reinsurers. The compensation that will be paid to WTW will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business WTW provides to the insurer or the profitability of insurance contracts WTW provides to the insurer also may affect compensation. Upon request, WTW will provide you with additional information about the compensation WTW expects to receive based in whole or in part on your purchase of insurance.

Remit via Standard US Mail:
Willis Towers Watson Northeast, Inc. Church Street, P.O. Box 4557 New York, NY 102494557 (212) 915-8888

INVOICE		No. 4171787
	Due Upon Receipt
Account Code	Total Due	Date
LINCNAT-02	$337,186.45	11/3/2025

Site ID:

***COMPETITIVE, FLEXIBLE PREMIUM FINANCING OPTIONS MAY BE AVAILABLE UPON REQUEST. PLEASE CONTACT YOUR WTW REPRESENTATIVE. (EXCLUDES SURETY) ***

Lincoln Variable Insurance Products Trust

1301 S. Harrison St

Fort Wayne, IN 46802

Please return this portion with your payment

Make checks payable to:  Willis Towers Watson Northeast, Inc.

Sub-Total:	$7,100.00

Total Due:	$337,186.45

ACH/WIRING INSTRUCTIONS

BANK NAME: JP Morgan Chase Bank, New York NY

ABA#021000021 / Acct#144810563

ACCOUNT NAME: Willis Towers Watson Northeast, Inc.

***PLEASE REFERENCE INVOICE NUMBER***

Please send remittance details to NYK.Receivables@willistowerswatson.com

LOCKBOX OVERNIGHT ADDRESS

JP Morgan Chase

Willis Towers Watson Northeast Inc. #4557

4 Chase Metrotech Center 7th FL East

Brooklyn, NY 11245

11/3/2025	Lincoln National Corporation Invoice No. 4171787	Page	3 of 3

Willis Towers Watson (hereafter referred to as “WTW”) is a member of a major international group of companies. In addition to the compensation received by WTW from insurers for placements of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesalers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by WTW’ corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to clients under their separate contracts with insurers or reinsurers. The compensation that will be paid to WTW will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business WTW provides to the insurer or the profitability of insurance contracts WTW provides to the insurer also may affect compensation. Upon request, WTW will provide you with additional information about the compensation WTW expects to receive based in whole or in part on your purchase of insurance.